SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                            IGEN INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    449536101
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 22 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13G

CUSIP No. 449536101                                           Page 2 of 22 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            849,583/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                                            5.48%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      See Item 4(a).  Position as of February 8, 1999.

                                  SCHEDULE 13G

CUSIP No. 449536101                                           Page 3 of 22 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            849,583/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                                            5.48%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      See Item 4(a).  Position as of February 8, 1999.

                                  SCHEDULE 13G

CUSIP No. 449536101                                           Page 4 of 22 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            849,583/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                                            5.48%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      See Item 4(a).  Position as of February 8, 1999.

                                  SCHEDULE 13G

CUSIP No. 449536101                                           Page 5 of 22 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  290,133
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   290,133
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            290,133/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                                            1.88%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      See Item 4(a).  Position as of February 8, 1999.

                                  SCHEDULE 13G

CUSIP No. 449536101                                           Page 6 of 22 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  25,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,313,849
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   25,000
    With
                           8        Shared Dispositive Power
                                            2,313,849

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,338,849

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [X]
11       Percent of Class Represented By Amount in Row (9)

                                            14.95%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
_______________________
/1/      See Item 4(a).  Position as of February 8, 1999.

                                  SCHEDULE 13G

CUSIP No. 449536101                                           Page 7 of 22 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,338,849
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            2,338,849

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,338,849

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [X]
11       Percent of Class Represented By Amount in Row (9)

                                            14.95%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
_______________________
/1/      See Item 4(a).  Position as of February 8, 1999.

                                  SCHEDULE 13G

CUSIP No. 449536101                                           Page 8 of 22 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  6,700
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,338,849
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   6,700
    With
                           8        Shared Dispositive Power
                                            2,338,849

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,345,549

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                             [X]

11       Percent of Class Represented By Amount in Row (9)

                                            14.99%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      See Item 4(a).  Position as of February 8, 1999.

                                  SCHEDULE 13G

CUSIP No. 449536101                                           Page 9 of 22 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  5,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  2,338,849
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   5,000
    With
                           8        Shared Dispositive Power
                                            2,338,849

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,343,849

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                                [X]

11       Percent of Class Represented By Amount in Row (9)

                                            14.98%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      See Item 4(a).  Position as of February 8, 1999.

                                                             Page 10 of 22 Pages


Item 1(a)         Name of Issuer:

                  IGEN International, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  16020 Industrial Drive, Gaithersburg, MD 20877.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC"),

                  (ii)     Mr. George Soros ("Mr. Soros"),

                  (iii)    Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"),

                  (iv) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"),

                  (v) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

                  (vi) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."),

                  (vii)    Thomas U. Barton and

                  (viii)   Joseph U. Barton.


                  This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), including, but not limited to, Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. SFM LLC, on behalf of Quantum Partners, has granted investment discretion to White Rock Management, pursuant to an investment advisory contract between Quantum Partners and White Rock Management (the "Quantum Partners-White Rock Contract"). The Shares currently held for the account of Quantum Partners were acquired at the direction of White Rock Management, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.

                  This Statement also relates to Shares held for the accounts of White Rock Partners, White Rock Management, Thomas U. Barton and Joseph U. Barton. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

                                                             Page 11 of 22 Pages



Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen;

                  iii)     Mr. Druckenmiller is a United States citizen;

                  iv)      White Rock Partners is a Texas limited partnership;

                  v)       White Rock Management is a Texas limited partnership;

                  vi)      White Rock, Inc. is a Texas corporation;

                  vii)     Thomas U. Barton is a United States citizen; and

                  viii)    Joseph U. Barton is a United States citizen.


Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           449536101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

                                                             Page 12 of 22 Pages



Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 8, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)    As a  consequence  of  SFM  LLC's  ability  to
terminate the Quantum Partners-White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owners of 849,583 Shares held for the account of Quantum Partners (assuming conversion of 2,500 shares of Series B Convertible Preferred Stock (the "Series B Stock") convertible within 60 days into 179,083 Shares).

                           (ii)   Each  of  White  Rock,  Inc.  and  White  Rock
Management may be deemed the beneficial owner of 2,338,849 Shares. This number consists of (1) 849,583 Shares held for the account of Quantum Partners (assumes the conversion of 2,500 shares of Series B Stock into 179,083 Shares), (2) 1,174,133 Shares held for the accounts of the White Rock Clients, other than Quantum Partners (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares), (3) 290,133 Shares held for the account of White Rock Partners (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares) and (4) 25,000 Shares held for the account of White Rock Management.

                           (iii)  Thomas U. Barton may be deemed the  beneficial
owner of 2,345,549 Shares. This number consists of (1) 849,583 Shares held for the account of Quantum Partners (assumes the conversion of 2,500 shares of Series B Stock into 179,083 Shares), (2) 1,174,133 Shares held for the accounts of the White Rock Clients, other than Quantum Partners (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares), (3) 290,133 Shares held for the account of White Rock Partners (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares), (4) 25,000 Shares held for the account of White Rock Management and (5) 6,700 Shares issuable upon exercise by Thomas U. Barton of the options currently held for his account.

                           (iv)   Joseph U. Barton may be deemed the  beneficial
owner of 2,343,849 Shares. This number consists of (1) 849,583 Shares held for the account of Quantum Partners (assumes the conversion of 2,500 shares of Series B Stock into 179,083 Shares), (2) 1,174,133 Shares held for the accounts of the White Rock Clients, other than Quantum Partners (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares), (3) 290,133 Shares held for the account of White Rock Partners (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares), (4) 25,000 Shares held for the account of White Rock Management and (5) 5,000 Shares held for his account.

                           (v)    White   Rock   Partners   may  be  deemed  the
beneficial owner of the 290,133 Shares held for its account (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares).

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 5.48% of the total number of Shares which would be outstanding assuming conversion of all of the Series B Stock held for the account of Quantum Partners.

                  (ii) The number of Shares of which each of White Rock, Inc. and White Rock Management may be deemed to be the beneficial owner constitutes approximately 14.95% of the total number of Shares which

                                                             Page 13 of 22 Pages


would be outstanding assuming conversion of all of the Series B Stock held for the accounts of the White Rock Clients, including Quantum Partners and White Rock Partners.

                  (iii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 14.99% of the total number of Shares which would be outstanding assuming the exercise of the options held for his account and conversion of all of the Series B Stock held for the accounts of the White Rock Clients, including Quantum Partners and White Rock Partners.

                  (iv) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 14.98% of the total number of Shares which would be outstanding assuming conversion of all of the Series B Stock held for the accounts of the White Rock Clients, including Quantum Partners and White Rock Partners.

                  (v) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1.88% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

    SFM LLC /1/
    -------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:             0

    Mr. Soros /1/
    ---------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:             0

    Mr. Druckenmiller /1/
    -----------------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:             0


_________________
/1/      See Item 4(a)

                                                             Page 14 of 22 Pages




    White Rock Partners
    -------------------

    (i)   Sole power to vote or to direct the vote:                      290,133

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         290,133

    (iv)  Shared power to dispose or to direct the disposition of:             0

    White Rock Management
    ---------------------

    (i)   Sole power to vote or to direct the vote:                       25,000

    (ii)  Shared power to vote or to direct the vote:                  2,313,849

    (iii) Sole power to dispose or to direct the disposition of:          25,000

    (iv)  Shared power to dispose or to direct the disposition of:     2,313,849

    White Rock, Inc.
    ---------------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                  2,338,849

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:     2,338,849

    Thomas U. Barton
    ----------------

    (i)   Sole power to vote or to direct the vote:                        6,700

    (ii)  Shared power to vote or to direct the vote:                  2,338,849

    (iii) Sole power to dispose or to direct the disposition of:           6,700

    (iv)  Shared power to dispose or to direct the disposition of:     2,338,849

                                                             Page 15 of 22 Pages


    Joseph U. Barton
    ----------------

    (i)   Sole power to vote or to direct the vote:                        5,000

    (ii)  Shared power to vote or to direct the vote:                  2,338,849

    (iii) Sole power to dispose or to direct the disposition of:           5,000

    (iv)  Shared power to dispose or to direct the disposition of:     2,338,849


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           (i)    The   shareholders   of   Quantum    Partners,
including Quantum Fund N.V., a Netherlands Antilles Corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                           (ii)   The  shareholders  or  partners of each of the
White Rock Clients (other than Quantum Partners) have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                           (iii)  Thomas  U.   Barton  has  the  sole  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the options currently held for his account.

                           (iv)   Joseph  U.   Barton  has  the  sole  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                           (v)    The partners of White Rock Management have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                           (vi)   The partners of White Rock  Partners  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

         Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of White Rock Clients (other than Quantum Partners), White Rock Partners, White Rock Management, Joseph U. Barton and Thomas U. Barton. White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, White Rock Management Joseph U. Barton and Thomas U. Barton. Each of White Rock Partners, White Rock Management, White Rock,

                                                             Page 16 of 22 Pages


Inc. and Thomas U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Joseph U. Barton. Each of White Rock Partners, White Rock Management, White Rock, Inc. and Joseph U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Thomas U. Barton.

         Information contained herein concerning SFM LLC, Mr. Soros, Mr. Druckenmiller and Quantum Partners has been provided by SFM LLC. White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton assume no responsibility for such information. Information contained herein concerning White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton has been provided by White Rock Management. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 17 of 22 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  February 9, 1999               SOROS FUND MANAGEMENT LLC


                                      By:    /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  February 9, 1999               GEORGE SOROS


                                      By:    /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 9, 1999               STANLEY F. DRUCKENMILLER


                                      By:    /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 18 of 22 Pages


Date:  February 9, 1999               WHITE ROCK CAPITAL PARTNERS, L.P.


                                      By:  White Rock Capital Management, L.P.
                                           Its General Partner


                                           By:  White Rock Capital, Inc.
                                                Its General Partner


                                                By:    /S/ PAULA STOREY
                                                       -------------------------
                                                       Paula Storey
                                                       Attorney-in-Fact

Date:  February 9, 1999               WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                      By:  White Rock Capital Inc.
                                           Its General Partner


                                           By:    /S/ PAULA STOREY
                                                  ------------------------------
                                                  Paula Storey
                                                  Attorney-in-Fact

Date:  February 9, 1999               WHITE ROCK CAPITAL, INC.


                                      By:    /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

Date:  February 9, 1999               THOMAS U. BARTON


                                      By:    /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact


Date:  February 9, 1999               JOSEPH U. BARTON


                                      By:    /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

                                                             Page 19 of 22 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


D.                  Power of Attorney  dated  October  7th,  1998
                    granted by Mr.  Thomas U.  Barton in favor of
                    Paula Storey.................................             20

E.                  Power of Attorney  dated  October  7th,  1998
                    granted by Mr.  Joseph U.  Barton in favor of
                    Paula Storey.................................             21

F.                  Power of Attorney  dated  October  7th,  1998
                    granted by White Rock Capital,  Inc. in favor
                    of Paula Storey..............................             22